Exhibit 99.1

First Quarter 2023 Earnings Release

Scotiabank reports first quarter results

All amounts are in Canadian dollars and are based on our unaudited Interim Condensed Consolidated Financial Statements for the quarter ended January 31, 2023 and related notes prepared in accordance with International Financial Reporting Standards (IFRS), unless otherwise noted. Our complete First Quarter 2023 Report to Shareholders, including our unaudited interim financial statements for the period ended January 31, 2023, can also be found on the SEDAR website at www.sedar.com and on the EDGAR section of the SEC’s website at www.sec.gov. Supplementary Financial Information is also available, together with the First Quarter 2023 Report to Shareholders on the Investor Relations page of www.scotiabank.com

First Quarter 2023 Highlights on a Reported Basis	First Quarter 2023 Highlights on an Adjusted Basis(1)
(versus Q1, 2022)	(versus Q1, 2022)

• Net income of $1,772 million, compared to $2,740 million	• Net income of $2,366 million, compared to $2,758 million

• Diluted earnings per share of $1.36, compared to $2.14	• Diluted earnings per share of $1.85, compared to $2.15

• Return on equity(2) of 9.9%, compared to 15.8%	• Return on equity of 13.4%, compared to 15.9%

TORONTO, February 28, 2023 – Scotiabank reported first quarter net income of $1,772 million compared to $2,740 million in the same period last year. Diluted earnings per share (EPS) were $1.36, compared to $2.14 in the same period a year ago.

Adjusted net income(1) for the first quarter was $2,366 million and EPS was $1.85, down from $2.15 last year. Adjusted return on equity was 13.4% compared to 15.9% a year ago.

“I am honoured and privileged to have this opportunity to work with our 90,000 Scotiabankers across our footprint as we look to deliver for every future together for our customers, employees, shareholders and communities,” said Scott Thomson, President and CEO of Scotiabank. “The Bank’s performance in the first quarter of 2023 reflects both the merits of a diversified platform, and also the continued relative pressure on our profitability given our funding profile. As we look ahead, our efforts on culture, capital allocation discipline and operational excellence will drive a renewed strategic agenda focused on delivering value for our stakeholders.”

Canadian Banking delivered adjusted earnings(1) of $1,088 million this quarter benefitting from margin expansion, and strong asset and deposit growth, specifically in business lending and personal deposits. Results were negatively impacted by higher provision for credit losses and higher expenses.

International Banking generated adjusted earnings(1) of $661 million, up 20% driven by higher net interest income as loans grew 19% and strong non-interest revenues. This combined with continued expense management and lower income taxes more than offset higher provision for credit losses.

Global Wealth Management adjusted earnings(1) were $392 million, down 6%. Challenging market conditions drove declines in assets under management, impacting fee income, partly offset by strong growth in the advisory business. Operating leverage remained positive as prudent expense management offset the lower revenue trends.

Global Banking and Markets delivered another strong quarter, with earnings of $519 million. Net interest income grew a strong 22% benefitting from a 33% growth in loans. Strong performance from the Capital Markets business was offset by lower advisory revenues.

The Bank remained well capitalized with a Common Equity Tier 1 capital ratio(3) unchanged at 11.5%, despite the impact of the Canada Recovery Dividend. With a continued focus on prudent capital management the Bank’s CET1 ratio is expected to continue to strengthen over the year.

(1) Refer to Non-GAAP Measures section on page 6.

(2) Refer to page 50 of the Management’s Discussion & Analysis in the Bank’s First Quarter 2023 Report to Shareholders, available on www.sedar.com, for an explanation of the composition of the measure. Such explanation is incorporated by reference hereto.

(3) This measure has been disclosed in this document in accordance with OSFI Guideline – Capital Adequacy Requirements (November 2018).

Scotiabank First Quarter Press Release 2023 1

Financial Highlights

Reported Results	For the three months ended
	January 31	October 31	January 31
(Unaudited)($ millions)	2023	2022	2022
Net interest income	$4,569	$4,622	$4,344
Non-interest income	3,411	3,004	3,705

Total revenue	7,980	7,626	8,049
Provision for credit losses	638	529	222
Non-interest expenses	4,464	4,529	4,223
Income tax expense	1,106	475	864

Net income	$1,772	$2,093	$2,740

Net income attributable to non-controlling interests in subsidiaries	40	38	88

Net income attributable to equity holders of the Bank	$1,732	$2,055	$2,652
Preferred shareholders and other equity instrument holders	101	106	44
Common shareholders	$1,631	$1,949	$2,608

Earnings per common share (in dollars)
Basic	$1.37	$1.64	$2.15
Diluted	$1.36	$1.63	$2.14

2 Scotiabank First Quarter Press Release 2023

Business Segment Review

Canadian Banking

Q1 2023 vs Q1 2022

Net income attributable to equity holders was $1,087 million, compared to $1,201 million. Adjusted net income attributable to equity holders was $1,088 million, down $117 million or 10%. The decline was due primarily to higher provision for credit losses and non-interest expenses, partly offset by higher revenue.

Q1 2023 vs Q4 2022

Net income attributable to equity holders declined $83 million or 7%. Adjusted net income attributable to equity holders declined $86 million or 7%. The decline was due primarily to higher provision for credit losses and non-interest expenses, partly offset by higher revenue.

International Banking

Q1 2023 vs Q1 2022

Net income attributable to equity holders was $654 million, an increase from $545 million. Adjusted net income attributable to equity holders was $661 million, an increase from $552 million. The increase was driven by higher net interest income and non-interest income and lower provision for income taxes, partly offset by higher non-interest expenses and provision for credit losses.

Q1 2023 vs Q4 2022

Net income attributable to equity holders increased by $11 million or 2% from $643 million. Adjusted net income attributable to equity holders increased by $11 million or 2%, from $650 million. This increase was driven by higher non-interest income and net interest income, partly offset by higher non-interest expenses, provision for income taxes, and provision for credit losses.

Financial Performance on a Constant Dollar Basis

The discussion below on the results of operations is on a constant dollar basis. Under the constant dollar basis, prior period amounts are recalculated using current period average foreign currency rates, which is a non-GAAP financial measure (refer to Non-GAAP Measures on page 6). The Bank believes that constant dollar is useful for readers in assessing ongoing business performance without the impact of foreign currency translation and is used by management to assess the performance of the business segment.

Q1 2023 vs Q1 2022

Net income attributable to equity holders was $654 million, an increase from $555 million. Adjusted net income attributable to equity holders was $661 million, an increase of $99 million or 18%. This increase was driven by higher net interest income and non-interest income, and lower provision for income taxes, partly offset by higher provision for credit losses and non-interest expenses.

Q1 2023 vs Q4 2022

Net income attributable to equity holders decreased by $1 million to $654 million as higher non-interest income and net interest income were offset by higher provision for income taxes, non-interest expenses and provision for credit losses.

Global Wealth Management

Q1 2023 vs Q1 2022

Net income attributable to equity holders was $385 million, a decrease of $27 million or 7%, due primarily to lower fee income and the impact of elevated seasonal performance fees in the prior year, partly offset by higher net interest income and lower non-interest expenses.

Q1 2023 vs Q4 2022

Net income attributable to equity holders increased $24 million or 6%. The increase was due primarily to higher fee revenue and net interest income, partly offset by volume-driven expense growth.

Global Banking and Markets

Q1 2023 vs Q1 2022

Net income attributable to equity holders was $519 million, a decrease of $42 million or 7%, due mainly to higher non-interest expenses and provision for credit losses, partly offset by higher net interest income, non-interest income, and the positive impact of foreign currency translation.

Scotiabank First Quarter Press Release 2023 3

Q1 2023 vs Q4 2022

Net income attributable to equity holders increased by $35 million or 7%. This was due to higher non-interest income, partly offset by higher non-interest expense, lower net interest income and higher provision for credit losses.

Other

Q1 2023 vs Q1 2022

Net income attributable to equity holders was a net loss of $913 million, which included $579 million of income tax expense related to the Canada Recovery Dividend. Adjusted net income attributable to equity holders was a net loss of $334 million compared to a net loss of $67 million in the prior year. The decrease of $267 million was due mainly to lower revenues of $663 million, partly offset by lower expenses and income taxes. Approximately three quarters of the lower revenue relates to treasury activities due mainly to higher term funding costs and lower income from hedges reflecting the Bank’s interest rate position to benefit from declining rates, which were partly offset by higher income from liquid assets. Also contributing to the lower revenue was lower income from associated corporations, and lower investment gains.

Q1 2023 vs Q4 2022

Net income attributable to equity holders decreased $310 million from the prior quarter. On an adjusted basis, net income attributable to equity holders decreased $234 million, due mainly to lower revenues of $417 million, partly offset by lower expenses and income taxes. Approximately half of the lower revenue relates to treasury activities due mainly to higher term funding costs, and lower income from hedges reflecting the Bank’s interest rate position to benefit from declining rates, which were partly offset by higher income from liquid assets. Also contributing to the revenue decrease was lower investment gains, and lower income from associated corporations.

Credit risk

Provision for credit losses

Q1 2023 vs Q1 2022

The provision for credit losses was $638 million, compared to $222 million, an increase of $416 million. The provision for credit losses ratio increased 20 basis points to 33 basis points.

The provision for credit losses on performing loans was $76 million, compared to a net reversal of $183 million. The provision this period was driven by portfolio growth in International Banking and the less favorable macroeconomic forecast primarily related to corporate and commercial portfolios. Provision reversals last year were due mainly to favourable portfolio credit quality and macroeconomic outlook.

The provision for credit losses on impaired loans was $562 million, compared to $405 million, an increase of $157 million or 39%, due primarily to higher retail provisions driven by higher formations in the International Banking and Canadian portfolios. The provision for credit losses ratio on impaired loans was 29 basis points, an increase of five basis points.

Q1 2023 vs Q4 2022

The provision for credit losses was $638 million, compared to $529 million, an increase of $109 million or 21%. The provision for credit losses ratio increased five basis points to 33 basis points.

The provision for credit losses on performing loans was $76 million, compared to $35 million last quarter, an increase of $41 million related primarily to portfolio growth in International Banking and higher corporate and commercial provisions due to the less favourable macroeconomic outlook.

The provision for credit losses on impaired loans was $562 million, compared to $494 million, an increase of $68 million or 14% due primarily to higher retail provisions driven by higher formations in International Banking and Canadian portfolios. The provision for credit losses ratio on impaired loans was 29 basis points, an increase of three basis points.

Allowance for credit losses

The total allowance for credit losses as at January 31, 2023 was $5,668 million compared to $5,499 million last quarter. The allowance for credit losses ratio was 72 basis points, an increase of one basis point. The allowance for credit losses on loans was $5,513 million, up $165 million from the prior quarter. The increase was due primarily to the impact of foreign currency translation, as well as the impact of a less favourable macroeconomic outlook on the corporate and commercial portfolios, higher provisions in retail banking, mainly in Chile, and residential mortgage and auto loan portfolios in Canada.

The allowance against performing loans was higher at $3,859 million compared to $3,713 million as at October 31, 2022. The allowance for performing loans ratio was 51 basis points, an increase of one basis point. The increase was due primarily to the impact of a less favourable macroeconomic outlook on the corporate and commercial portfolios and higher provisions in the residential mortgage and auto loan portfolios in Canada.

4 Scotiabank First Quarter Press Release 2023

The allowance on impaired loans increased to $1,654 million from $1,635 million last quarter. The allowance for impaired loans ratio was 21 basis points, unchanged from the prior quarter.

Impaired loans

Gross impaired loans increased to $5,104 million as at January 31, 2023, from $4,786 million last quarter. The increase was due primarily to the impact of foreign currency translation and new formations in retail and Canadian commercial portfolios. The gross impaired loan ratio was 65 basis points as at January 31, 2023, an increase of three basis points from last quarter. Net impaired loans in Canadian Banking were $667 million as at January 31, 2023, an increase of $165 million from last quarter, due primarily to higher retail and commercial formations. International Banking’s net impaired loans were $2,650 million as at January 31, 2023, an increase of $140 million from last quarter, due primarily to the impact of foreign currency translation and net formations in retail portfolio. In Global Banking and Markets, net impaired loans were $120 million as at January 31, 2023, a decrease of $8 million from last quarter, due primarily to lower formations. In Global Wealth Management, net impaired loans were $13 million as at January 31, 2023, an increase of $2 million from last quarter. Net impaired loans as a percentage of loans and acceptances were 0.44% as at January 31, 2023, an increase of three basis point from 0.41% last quarter.

Capital Ratios

The Bank’s Common Equity Tier 1 (CET1) capital ratio(1) was 11.5% as at January 31, 2023, unchanged from the prior quarter, as internal capital generation and gains from the revaluation of FVOCI securities were offset by organic growth in risk-weighted assets across all business lines and the impact of the Canada Recovery Dividend (CRD).

The Bank’s Tier 1 capital ratio(1) was 13.2% as at January 31, 2023, approximately in line with the prior quarter, due primarily to the above noted impacts to the CET1 ratio.

The Bank’s Total capital ratio(1) was 15.2% as at January 31, 2023, a decrease of approximately 10 basis points from the prior quarter, mainly due to the above noted impacts to the Tier 1 capital ratio.

The Leverage ratio(2) was 4.2% as at January 31, 2023 and also remained in line with the prior quarter, due primarily to higher Tier 1 capital offset by strong growth in the Bank’s on and off-balance sheet assets.

The TLAC ratio(3) was 27.9% as at January 31, 2023, an increase of approximately 50 basis points from the prior quarter, mainly from higher TLAC instruments partly offset by the above noted impacts to the Total capital ratio.

The TLAC Leverage ratio(3) was 8.9%, an increase of approximately 10 basis points, due primarily to higher TLAC instruments partly offset by the growth in leverage exposures.

As at January 31, 2023, the CET1, Tier 1, Total capital, Leverage, TLAC and TLAC Leverage ratios were well above OSFI’s minimum capital ratios.

(1)	This measure has been disclosed in this document in accordance with OSFI Guideline – Capital Adequacy Requirements (November 2018).

(2)	This measure has been disclosed in this document in accordance with OSFI Guideline – Leverage Requirements (November 2018).

(3)	This measure has been disclosed in this document in accordance with OSFI Guideline – Total Loss Absorbing Capacity (September 2018).

Scotiabank First Quarter Press Release 2023 5

Non-GAAP Measures

The Bank uses a number of financial measures to assess its performance, as well as the performance of its operating segments. Some of these financial measures are presented on a non-GAAP basis and are not calculated in accordance with Generally Accepted Accounting Principles (GAAP), which are based on International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB), are not defined by GAAP and do not have standardized meanings and therefore might not be comparable to similar financial measures disclosed by other issuers. The Bank believes that non-GAAP measures are useful as they provide readers with a better understanding of how management assesses performance. These non-GAAP measures are used throughout this press release and defined below.

Adjusted results and diluted earnings per share

The following tables present a reconciliation of GAAP reported financial results to non-GAAP adjusted financial results. Management considers both reported and adjusted results and measures useful in assessing underlying ongoing business performance. Adjusted results and measures remove certain specified items from revenue, non-interest expenses, income taxes and non-controlling interest. Presenting results on both a reported basis and adjusted basis allows readers to assess the impact of certain items on results for the periods presented, and to better assess results and trends excluding those items that may not be reflective of ongoing business performance. Net income and diluted earnings per share have been adjusted for the following:

Adjustments impacting current and prior periods:

Amortization of acquisition-related intangible assets: These costs relate to the amortization of intangibles recognized upon the acquisition of businesses, excluding software, and are recorded in the Canadian Banking, International Banking and Global Wealth Management operating segments.

Canada Recovery Dividend: This quarter the Bank recognized an additional income tax expense of $579 million reflecting the present value of the amount payable for the Canada Recovery Dividend (CRD). The CRD is a Canadian federal tax measure which requires the Bank to pay a one-time tax of 15% on taxable income in excess of $1 billion, based on the average taxable income for the 2020 and 2021 taxation years. The CRD is payable in equal amounts over five years, however, the present value of these payments must be recognized as a liability in the current quarter. The charge was recorded in the Other operating segment.

Adjustments impacting Q4, 2022 only:

Restructuring provision: The Bank recorded a restructuring charge of $66 million ($85 million pre-tax) related to the realignment of the Global Banking and Markets businesses in Asia Pacific and reductions in technology employees, driven by ongoing technology modernization and digital transformation. This charge was recorded in the Other operating segment. Support costs for the Scene+ loyalty program: The Bank recorded costs of $98 million ($133 million pre-tax) to support the expansion of the Scene+ loyalty program to include Empire Company Limited as a partner. These committed costs relate to operational support, transition marketing and technology initiatives and were recognized as an expense in the Other operating segment.

Net loss on divestitures and wind-down of operations: In Q4 2022, the Bank sold its investments in associates in Venezuela and Thailand. Additionally, the Bank wound down its operations in India and Malaysia in relation to its realignment of the business in the Asia Pacific region. Collectively, the sale and wind-down of these entities resulted in a net loss of $340 million ($361 million pre-tax), of which $294 million ($315 million pre-tax) related to the reclassification of cumulative foreign currency translation losses net of hedges, from accumulated other comprehensive income to non-interest income in the Consolidated Statement of Income. This net loss was recorded in the Other operating segment. For further details on these transactions, please refer to Note 36 of the consolidated financial statements, in the 2022 Annual Report to Shareholders.

6 Scotiabank First Quarter Press Release 2023

Reconciliation of reported and adjusted results and diluted earnings per share

	For the three months ended
($ millions)	January 31 2023	October 31 2022	January 31 2022
Reported Results
Net interest income	$4,569	$4,622	$4,344
Non-interest income	3,411	3,004	3,705

Total Revenue	7,980	7,626	8,049
Provision for credit losses	638	529	222
Non-interest expenses	4,464	4,529	4,223

Income before taxes	2,878	2,568	3,604
Income tax expense	1,106	475	864

Net income	$1,772	$2,093	$2,740
Net income attributable to non-controlling interests in subsidiaries (NCI)	40	38	88

Net income attributable to equity holders	1,732	2,055	2,652
Net income attributable to preferred shareholders and other equity instrument holders	101	106	44

Net income attributable to common shareholders	$1,631	$1,949	$2,608
Diluted earnings per share (in dollars)	$1.36	$1.63	$2.14
Weighted average number of diluted common shares outstanding (millions)	1,199	1,199	1,230

Adjustments
Adjusting items impacting non-interest income and total revenue (Pre-tax)
Net loss on divestitures and wind-down of operations	$-	$361	$-
Adjusting items impacting non-interest expenses (Pre-tax)
Amortization of acquisition-related intangible assets	21	24	25
Restructuring provision	-	85	-
Support costs for the Scene+ loyalty program	-	133	-

Total non-interest expense adjusting items (Pre-tax)	21	242	25

Total impact of adjusting items on net income before taxes	21	603	25
Impact of adjusting items on income tax expense
Canada recovery dividend	579	-	-
Net loss on divestitures and wind-down of operations	-	(21)	-
Amortization of acquisition-related intangible assets	(6)	(6)	(7)
Restructuring provision	-	(19)	-
Support costs for the Scene+ loyalty program	-	(35)	-

Total impact of adjusting items on income tax expense	573	(81)	(7)

Total impact of adjusting items on net income	$594	$522	$18
Impact of adjusting items on NCI relating to restructuring and other provisions	-	(1)	-
Total impact of adjusting items on net income attributable to equity holders and common shareholders	$594	$521	$18

Adjusted Results
Net interest income	$4,569	$4,622	$4,344
Non-interest income	3,411	3,365	3,705

Total revenue	7,980	7,987	8,049
Provision for credit losses	638	529	222
Non-interest expenses	4,443	4,287	4,198

Income before taxes	2,899	3,171	3,629
Income tax expense	533	556	871

Net income	$2,366	$2,615	$2,758
Net income attributable to NCI	40	39	88

Net income attributable to equity holders	2,326	2,576	2,670
Net income attributable to preferred shareholders and other equity instrument holders	101	106	44

Net income attributable to common shareholders	$2,225	$2,470	$2,626

Diluted earnings per share (in dollars)	$1.85	$2.06	$2.15
Impact of adjustments on diluted earnings per share (in dollars)	$0.49	$0.43	$0.01
Weighted average number of diluted common shares outstanding (millions)	1,210	1,199	1,230

Scotiabank First Quarter Press Release 2023 7

Reconciliation of reported and adjusted results by business line

	For the three months ended January 31, 2023(1)

($ millions)	Canadian Banking	International Banking	Global Wealth Management	Global Banking and Markets	Other	Total
Reported net income (loss)	$1,087	$692	$387	$519	$(913)	$1,772
Net income attributable to non-controlling interests in subsidiaries (NCI)	-	38	2	-	-	40

Reported net income attributable to equity holders	1,087	654	385	519	(913)	1,732
Reported net income attributable to preferred shareholders and other equity instrument holders	1	1	-	1	98	101

Reported net income attributable to common shareholders	$1,086	$653	$385	$518	$(1,011)	$1,631

Adjustments
Adjusting items impacting non-interest expenses (Pre-tax)
Amortization of acquisition-related intangible assets	2	10	9	-	-	21

Total non-interest expenses adjustments (Pre-tax)	2	10	9	-	-	21

Total impact of adjusting items on net income before taxes	2	10	9	-	-	21
Impact of adjusting items on income tax expense
Canada recovery dividend	-	-	-	-	579	579
Impact of other adjusting items on income tax expense	(1)	(3)	(2)	-	-	(6)

Total impact of adjusting items on income tax expense	(1)	(3)	(2)	-	579	573

Total impact of adjusting items on net income	1	7	7	-	579	594

Total Impact of adjusting items on net income attributable to equity holders and common shareholders	1	7	7	-	579	594

Adjusted net income (loss)	$1,088	$699	$394	$519	$(334)	$2,366

Adjusted net income attributable to equity holders	$1,088	$661	$392	$519	$(334)	$2,326

Adjusted net income attributable to common shareholders	$1,087	$660	$392	$518	$(432)	$2,225

(1) Refer to Business Segment Review section of the Bank’s Q1, 2023 Quarterly Report to Shareholders. Reconciliation of reported and adjusted results by business line
	For the three months ended October 31, 2022(1)

($ millions)	Canadian Banking	International Banking	Global Wealth Management	Global Banking and Markets	Other	Total
Reported net income (loss)	$1,170	$679	$363	$484	$(603)	$2,093
Net income attributable to non-controlling interests in subsidiaries (NCI)	-	36	2	-	-	38

Reported net income attributable to equity holders	1,170	643	361	484	(603)	2,055
Reported net income attributable to preferred shareholders and other equity instrument holders	1	1	-	-	104	106

Reported net income attributable to common shareholders	$1,169	$642	$361	$484	$(707)	$1,949

Adjustments
Adjusting items impacting non-interest income and total revenue (Pre-tax)
Net loss on divestitures and wind-down of operations	$-	$-	$-	$-	$361	$361
Adjusting items impacting non-interest expenses (Pre-tax)
Amortization of acquisition-related intangible assets	6	9	9	-	-	24
Restructuring provision	-	-	-	-	85	85
Support costs for the Scene+ loyalty program	-	-	-	-	133	133

Total non-interest expenses adjustments (Pre-tax)	6	9	9	-	218	242

Total impact of adjusting items on net income before taxes	6	9	9	-	579	603
Total impact of adjusting items on income tax expense	(2)	(2)	(2)	-	(75)	(81)

Total impact of adjusting items on net income	4	7	7	-	504	522
Impact of adjusting items on NCI related to restructuring and other provisions	-	-	-	-	(1)	(1)

Total Impact of adjusting items on net income attributable to equity holders and common shareholders	4	7	7	-	503	521

Adjusted net income (loss)	$1,174	$686	$370	$484	$(99)	$2,615

Adjusted net income attributable to equity holders	$1,174	$650	$368	$484	$(100)	$2,576

Adjusted net income attributable to common shareholders	$1,173	$649	$368	$484	$(204)	$2,470

(1)	Refer to Business Segment Review section of the Bank’s Q1, 2023 Quarterly Report to Shareholders.

8 Scotiabank First Quarter Press Release 2023

Reconciliation of reported and adjusted results by business line

	For the three months ended January 31, 2022(1)

($ millions)	Canadian Banking	International Banking	Global Wealth Management	Global Banking and Markets	Other	Total
Reported net income (loss)	$1,201	$630	$415	$561	$(67)	$2,740
Net income attributable to non-controlling interests in subsidiaries (NCI)	-	85	3	-	-	88

Reported net income attributable to equity holders	1,201	545	412	561	(67)	2,652
Reported net income attributable to preferred shareholders and other equity instrument holders	3	3	2	2	34	44

Reported net income attributable to common shareholders	$1,198	$542	$410	$559	$(101)	$2,608

Adjustments
Adjusting items impacting non-interest expenses (Pre-tax)
Amortization of acquisition-related intangible assets	6	10	9	-	-	25

Total non-interest expenses adjustments (Pre-tax)	6	10	9	-	-	25

Total impact of adjusting items on net income before taxes	6	10	9	-	-	25
Total impact of adjusting items on income tax expense	(2)	(3)	(2)	-	-	(7)

Total impact of adjusting items on net income	4	7	7	-	-	18

Total Impact of adjusting items on net income attributable to equity holders and common shareholders	4	7	7	-	-	18

Adjusted net income (loss)	$1,205	$637	$422	$561	$(67)	$2,758

Adjusted net income attributable to equity holders	$1,205	$552	$419	$561	$(67)	$2,670

Adjusted net income attributable to common shareholders	$1,202	$549	$417	$559	$(101)	$2,626

(1)	Refer to Business Segment Review section of the Bank’s Q1, 2023 Quarterly Report to Shareholders.

Scotiabank First Quarter Press Release 2023 9

Reconciliation of International Banking’s reported, adjusted and constant dollar results

International Banking business segment results are analyzed on a constant dollar basis which is a non-GAAP measure. Under the constant dollar basis, prior period amounts are recalculated using current period average foreign currency rates. The following table presents the reconciliation between reported, adjusted and constant dollar results for International Banking for prior periods. The Bank believes that constant dollar is useful for readers to understand business performance without the impact of foreign currency translation and is used by management to assess the performance of the business segment.

Reported Results	For the three months ended
($ millions)	October 31, 2022			January 31, 2022
(Taxable equivalent basis)	Reported results	Foreign exchange	Constant dollar	Reported results	Foreign exchange	Constant dollar
Net interest income	$1,806	$(60)	$1,866	$1,648	$(108)	$1,756
Non-interest income	698	2	696	749	14	735

Total revenue	2,504	(58)	2,562	2,397	(94)	2,491
Provision for credit losses	355	(11)	366	274	(17)	291
Non-interest expenses	1,364	(34)	1,398	1,285	(65)	1,350

Income before taxes	785	(13)	798	838	(12)	850
Income tax expense	106	-	106	208	-	208

Net income	$679	$(13)	$692	$630	$(12)	$642

Net income attributable to non-controlling interest in subsidiaries	$36	$(1)	$37	$85	$(2)	$87
Net income attributable to equity holders of the Bank	$643	$(12)	$655	$545	$(10)	$555

Other measures
Average assets ($ billions)	$217	$(8)	$225	$196	$(12)	$208
Average liabilities ($ billions)	$160	$(6)	$166	$144	$(8)	$152

Adjusted Results	For the three months ended
($ millions)	October 31, 2022			January 31, 2022
(Taxable equivalent basis)	Adjusted results	Foreign exchange	Constant dollar adjusted	Adjusted results	Foreign exchange	Constant dollar adjusted
Net interest income	$1,806	$(60)	$1,866	$1,648	$(108)	$1,756
Non-interest income	698	2	696	749	14	735

Total revenue	2,504	(58)	2,562	2,397	(94)	2,491
Provision for credit losses	355	(11)	366	274	(17)	291
Non-interest expenses	1,355	(33)	1,388	1,275	(65)	1,340

Income before taxes	794	(14)	808	848	(12)	860
Income tax expense	108	(1)	109	211	1	210

Net income	$686	$(13)	$699	$637	$(13)	$650

Net income attributable to non-controlling interest in subsidiaries	$36	$(1)	$37	$85	$(3)	$88
Net income attributable to equity holders of the Bank	$650	$(12)	$662	$552	$(10)	$562

Return on equity

Return on equity is a profitability measure that presents the net income attributable to common shareholders (annualized) as a percentage of average common shareholders’ equity.

The Bank attributes capital to its business lines on a basis that approximates 10.5% of Basel III common equity capital requirements which includes credit, market and operational risks and leverage inherent within each business segment.

Return on equity for the business segments is calculated as a ratio of net income attributable to common shareholders (annualized) of the business segment and the capital attributed.

Adjusted return on equity is a non-GAAP ratio which represents adjusted net income attributable to common shareholders (annualized) as a percentage of average common shareholders’ equity.

10 Scotiabank First Quarter Press Release 2023

Forward-looking statements

From time to time, our public communications include oral or written forward-looking statements. Statements of this type are included in this document, and may be included in other filings with Canadian securities regulators or the U.S. Securities and Exchange Commission (“SEC”), or in other communications. In addition, representatives of the Bank may include forward-looking statements orally to analysts, investors, the media and others. All such statements are made pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995 and any applicable Canadian securities legislation. Forward-looking statements may include, but are not limited to, statements made in this document, the Management’s Discussion and Analysis in the Bank’s 2022 Annual Report under the headings “Outlook” and in other statements regarding the Bank’s objectives, strategies to achieve those objectives, the regulatory environment in which the Bank operates, anticipated financial results, and the outlook for the Bank’s businesses and for the Canadian, U.S. and global economies. Such statements are typically identified by words or phrases such as “believe,” “expect,” “foresee,” “forecast,” “anticipate,” “intend,” “estimate,” “plan,” “goal,” “target,” “project,” “commit,” “objective,” and similar expressions of future or conditional verbs, such as “will,” “may,” “should,” “would,”

“might,” “can” and “could” and positive and negative variations thereof.

By their very nature, forward-looking statements require us to make assumptions and are subject to inherent risks and uncertainties, which give rise to the possibility that our predictions, forecasts, projections, expectations or conclusions will not prove to be accurate, that our assumptions may not be correct and that our financial performance objectives, vision and strategic goals will not be achieved. We caution readers not to place undue reliance on these statements as a number of risk factors, many of which are beyond our control and effects of which can be difficult to predict, could cause our actual results to differ materially from the expectations, targets, estimates or intentions expressed in such forward-looking statements.

The future outcomes that relate to forward-looking statements may be influenced by many factors, including but not limited to: general economic and market conditions in the countries in which we operate; changes in currency and interest rates; increased funding costs and market volatility due to market illiquidity and competition for funding; the failure of third parties to comply with their obligations to the Bank and its affiliates; changes in monetary, fiscal, or economic policy and tax legislation and interpretation; changes in laws and regulations or in supervisory expectations or requirements, including capital, interest rate and liquidity requirements and guidance, and the effect of such changes on funding costs; changes to our credit ratings; the possible effects on our business of war or terrorist actions and unforeseen consequences arising from such actions; operational and infrastructure risks; reputational risks; the accuracy and completeness of information the Bank receives on customers and counterparties; the timely development and introduction of new products and services, and the extent to which products or services previously sold by the Bank require the Bank to incur liabilities or absorb losses not contemplated at their origination; our ability to execute our strategic plans, including the successful completion of acquisitions and dispositions, including obtaining regulatory approvals; critical accounting estimates and the effect of changes to accounting standards, rules and interpretations on these estimates; global capital markets activity; the Bank’s ability to attract, develop and retain key executives; the evolution of various types of fraud or other criminal behaviour to which the Bank is exposed; disruptions in or attacks (including cyber-attacks) on the Bank’s information technology, internet, network access, or other voice or data communications systems or services; increased competition in the geographic and business areas in which we operate, including through internet and mobile banking and non-traditional competitors; exposure related to significant litigation and regulatory matters; climate change and other environmental and social risks, including sustainability that may arise, including from the Bank’s business activities; the occurrence of natural and unnatural catastrophic events and claims resulting from such events; inflationary pressures; Canadian housing and household indebtedness; the emergence of widespread health emergencies or pandemics, including the magnitude and duration of the COVID-19 pandemic and its impact on the global economy, financial market conditions and the Bank’s business, results of operations, financial condition and prospects; and the Bank’s anticipation of and success in managing the risks implied by the foregoing. A substantial amount of the Bank’s business involves making loans or otherwise committing resources to specific companies, industries or countries. Unforeseen events affecting such borrowers, industries or countries could have a material adverse effect on the Bank’s financial results, businesses, financial condition or liquidity. These and other factors may cause the Bank’s actual performance to differ materially from that contemplated by forward-looking statements. The Bank cautions that the preceding list is not exhaustive of all possible risk factors and other factors could also adversely affect the Bank’s results, for more information, please see the “Risk Management” section of the Bank’s 2022 Annual Report, as may be updated by quarterly reports.

Material economic assumptions underlying the forward-looking statements contained in this document are set out in the 2022 Annual Report under the headings “Outlook”, as updated by quarterly reports. The “Outlook” and “2023 Priorities” sections are based on the Bank’s views and the actual outcome is uncertain. Readers should consider the above-noted factors when reviewing these sections. When relying on forward-looking statements to make decisions with respect to the Bank and its securities, investors and others should carefully consider the preceding factors, other uncertainties and potential events.

Any forward-looking statements contained in this document represent the views of management only as of the date hereof and are presented for the purpose of assisting the Bank’s shareholders and analysts in understanding the Bank’s financial position, objectives and priorities, and anticipated financial performance as at and for the periods ended on the dates presented, and may not be appropriate for other purposes. Except as required by law, the Bank does not undertake to update any forward-looking statements, whether written or oral, that may be made from time to time by or on its behalf.

Additional information relating to the Bank can be located on the SEDAR website at www.sedar.com and on the EDGAR section of the SEC’s website at www.sec.gov.

Scotiabank First Quarter Press Release 2023 11

Shareholders Information

Dividend and Share Purchase Plan

Scotiabank’s dividend reinvestment and share purchase plan allows common and preferred shareholders to purchase additional common shares by reinvesting their cash dividend without incurring brokerage or administrative fees. As well, eligible shareholders may invest up to $20,000 each fiscal year to purchase additional common shares of the Bank. All administrative costs of the plan are paid by the Bank. For more information on participation in the plan, please contact the transfer agent.

Website

For information relating to Scotiabank and its services, visit us at our website: www.scotiabank.com.

Conference Call and Web Broadcast

The quarterly results conference call will take place on February 28, 2023, at 8:15 am EST and is expected to last approximately one hour. Interested parties are invited to access the call live, in listen-only mode, by telephone at 416-641-6104 or toll-free, at 1-800-952-5114 using ID 7307684# (please call shortly before 8:15 am EST). In addition, an audio webcast, with accompanying slide presentation, may be accessed via the Investor Relations page of www.scotiabank.com.

Following discussion of the results by Scotiabank executives, there will be a question and answer session. A telephone replay of the conference call will be available from February 28, 2023, to April 6, 2023, by calling 905-694-9451 or 1-800-408-3053 (North America toll-free) and entering the access code 1127377#.

Additional Information

Investors:

Financial Analysts, Portfolio Managers and other Institutional Investors requiring financial information, please contact Investor Relations, Finance Department:

    Scotiabank

    40 Temperance Street

    Toronto, Ontario, Canada M5H 0B4

    Telephone: (416) 775-0798

    E-mail: investor.relations@scotiabank.com

Global Communications:

    Scotiabank

    40 Temperance Street,

    Toronto, Ontario Canada M5H 0B4

    E-mail: corporate.communications@scotiabank.com

Shareholders:

For enquiries related to changes in share registration or address, dividend information, lost share certificates, estate transfers, or to advise of duplicate mailings, please contact the Bank’s transfer agent:

    Computershare Trust Company of Canada

    100 University Avenue, 8th Floor Toronto, Ontario, Canada M5J 2Y1

    Telephone: 1-877-982-8767

    E-mail: service@computershare.com

    Co-Transfer Agent (U.S.A.)

    Computershare Trust Company, N.A.

    Overnight Mail Delivery:

    Computershare

    C/O: Shareholder Services

    462 South 4th Street, Suite 1600

    Louisville, KY 40202

    First Class, Registered or Certified Mail Delivery:

    Computershare

    C/O: Shareholder Services

12 Scotiabank First Quarter Press Release 2023

    P.O. Box 505000

    Louisville, KY 40233-5000

    Tel: 1-800-962-4284

    E-mail: service@computershare.com

    For other shareholder enquiries, please contact the Corporate Secretary’s Department: Scotiabank

    40 Temperance Street

    Toronto, Ontario, Canada M5H 0B4

    Telephone: (416) 866-3672

    E-mail: corporate.secretary@scotiabank.com

Rapport trimestriel disponible en français

Le Rapport annuel et les états financiers de la Banque sont publiés en français et en anglais et distribués aux actionnaires dans la version de leur choix. Si vous préférez que la documentation vous concernant vous soit adressée en français, veuillez en informer Relations publiques, Affaires de la société et Affaires gouvernementales, La Banque de Nouvelle-Écosse, Scotia Plaza, 44, rue King Ouest, Toronto (Ontario), Canada M5H 1H1, en joignant, si possible, l’étiquette d’adresse, afin que nous puissions prendre note du changement.

Contact Information

    John McCartney

    Scotiabank Investor Relations

    (416) 863-7579

    Sophia Saeed

    Scotiabank Investor Relations

    (416) 933-8869

Scotiabank First Quarter Press Release 2023 13